OFA Group

609 Deep Valley Drive, Suite 200

Rolling Hills, CA 90274

Tel: (800) 418-5160

March 19, 2026

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention:	Cara Wirth

Re:	OFA Group
Registration Statement on Form F-1
Initially filed December 31, 2025, as amended
File No. 333-292529

Dear Cara Wirth,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, OFA Group hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form F-1 so that it will become effective on Monday, March 23, 2026, at 4:30 p.m., Eastern Daylight Time, or as soon thereafter as practicable.

Very truly yours,

/s/ Li Hsien Wong
Li Hsien Wong
Chief Executive Officer

cc:	Venturist Law, LTD